Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Net Profits Ten Inc.
(A Development Stage Company)
Las Vegas, Nevada

We consent to the inclusion in the Registration Statement on Form S-1/A Amendment No. 3 of Net Profits Ten Inc. of our report dated June 15, 2010, except for Note 4 as to which the date is December 15, 2010, relating to the audit of the balance sheets of Net Profits Ten Inc. as of December 31, 2009 and 2008 and the related statements of expenses, stockholders’ equity and cash flows or the year ended December 31, 2009 and the period from March 24, 2008 (inception) through December 31, 2008, and March 24, 2008 (inception) through December 31, 2009.  We also consent to the reference to our firm under the heading "Experts" appearing therein.

/s/ GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
December 15, 2010